SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549

                             _______________

                               SCHEDULE 13G
                              (RULE 13D-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-
      1(B) AND (C) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)
                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 2)

                               OAKLEY, INC.
                             (NAME OF ISSUER)

                  COMMON STOCK, PAR VALUE $.01 PER SHARE
                      (TITLE OF CLASS OF SECURITIES)

                               673662 10 2
                              (CUSIP Number)

                             _______________



 CUSIP No. 673662 10 2          SCHEDULE 13G

 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Michael Parnell, as trustee of the M. and M. Parnell Revocable Trust

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) ( )
     Group membership is acknowledged for purposes of              (b) (X)
     making a group filing pursuant to Rule 13d-1(f)(1) only

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                       5  SOLE VOTING POWER
                          -0-
  NUMBER OF
    SHARES             6  SHARED VOTING POWER   3,840,000 shares held by the
 BENEFICIALLY             M. and M. Parnell Revocable Trust, for which
   OWNED BY               Michael Parnell and Melissa Parnell each serve as
     EACH                 Trustee.
  REPORTING
    PERSON             7  SOLE DISPOSITIVE POWER
     WITH                 -0-

                       8  SHARED DISPOSITIVE POWER   3,840,000 shares held
                          by the M. and M. Parnell Revocable Trust, for which Michael Parnell and Melissa Parnell each serve as Trustee.

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,840,000 shares held by the M. and M. Parnell Revocable Trust, for which Michael Parnell and Melissa Parnell each serve as Trustee.

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     ( )
     SHARES*

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     Approximately 5.4%

 12  TYPE OF REPORTING PERSON*
     IN



 CUSIP No. 673662 10 2      SCHEDULE 13G

 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Melissa Parnell, as trustee of the M. and M. Parnell Revocable Trust

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) ( )
     Group membership is acknowledged for purposes of              (b) (X)
     making a group filing pursuant to Rule 13d-1(f)(1) only

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                       5  SOLE VOTING POWER
                          -0-
  NUMBER OF
    SHARES             6  SHARED VOTING POWER   3,840,000 shares held by the
 BENEFICIALLY             M. and M. Parnell Revocable Trust, for which
   OWNED BY               Michael Parnell and Melissa Parnell each serve as
     EACH                 Trustee
  REPORTING
    PERSON             7  SOLE DISPOSITIVE POWER
     WITH                 -0-

                       8  SHARED DISPOSITIVE POWER    3,840,000 shares held
                          by the M. and M. Parnell Revocable Trust, for which Michael Parnell and Melissa Parnell each serve as Trustee.

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,840,000 shares held by the M. and M. Parnell Revocable Trust, for which Michael Parnell and Melissa Parnell each serve as Trustee.

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     ( )
     SHARES*

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     Approximately 5.4%

 12  TYPE OF REPORTING PERSON*
     IN



 CUSIP No. 673662 10 2      SCHEDULE 13G

 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     M. and M. Parnell Revocable Trust

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) ( )
     Group membership is acknowledged for purposes of            (b) (X)
     making a group filing pursuant to Rule 13d-1(f)(1) only

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     California

                       5  SOLE VOTING POWER    3,840,000 shares held by
                          the M. and M. Parnell Revocable Trust, for which
                          Michael Parnell and Melissa Parnell each
                          serve as Trustee.
  NUMBER OF
    SHARES             6  SHARED VOTING POWER
 BENEFICIALLY             -0-
   OWNED BY
     EACH              7  SOLE DISPOSITIVE POWER  3,840,000 shares held by the
  REPORTING               M. and M. Parnell Revocable Trust, for which Michael
    PERSON                Parnell and Melissa Parnell each serve as Trustee.
     WITH
                       8  SHARED DISPOSITIVE POWER
                          -0-

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,840,000 shares held by the M. and M. Parnell Revocable Trust, for which Michael Parnell and Melissa Parnell each serve as Trustee.

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     ( )
     SHARES*

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     Approximately 5.4%

 12  TYPE OF REPORTING PERSON*
     OO



 CUSIP No. 673662 10 2       SCHEDULE 13G

 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Michael Parnell

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) ( )
     Group membership is acknowledged for purposes of             (b) (X)
     making a group filing pursuant to Rule 13d-1(f)(1) only

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                       5  SOLE VOTING POWER
                          117,450
  NUMBER OF
    SHARES             6  SHARED VOTING POWER
 BENEFICIALLY             -0-
   OWNED BY
     EACH              7  SOLE DISPOSITIVE POWER
  REPORTING               117,450
    PERSON
     WITH              8  SHARED DISPOSITIVE POWER
                          -0-

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,957,450 shares of which 3,840,000 are held by the M. and M. Parnell Revocable Trust and 117,450 shares are represented by options held by Mr. Parnell.

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     ( )
     SHARES*

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     Approximately 5.6%

 12  TYPE OF REPORTING PERSON*
     IN



 CUSIP No. 673662 10 2       SCHEDULE 13G

 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Melissa Parnell

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) ( )
     Group membership is acknowledged for purposes of              (b) (X)
     making a group filing pursuant to Rule 13d-1(f)(1) only

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                       5  SOLE VOTING POWER
                          -0-
  NUMBER OF
    SHARES             6  SHARED VOTING POWER
 BENEFICIALLY             -0-
   OWNED BY
     EACH              7  SOLE DISPOSITIVE POWER
  REPORTING               -0-
    PERSON
     WITH              8  SHARED DISPOSITIVE POWER
                          -0-

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,840,000 shares held by the M. and M. Parnell Revocable Trust.

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     ( )
     SHARES*

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     Approximately 5.4%

 12  TYPE OF REPORTING PERSON*
     IN



                               SCHEDULE 13G

           This Amendment No. 2 (the "Amendment No. 2") amends and restates Amendment No. 1, dated February 8, 1997, to the Statement on
 Schedule 13G, dated February 13, 1996 (the "Schedule 13G"), relating to shares of the common stock, $.01 par value per share (the "Shares"), of Oakley, Inc., a Washington corporation (the "Company"). Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby file this Amendment No. 2 on behalf of the M. and M. Parnell Revocable Trust, a trust organized under the laws of the state of California (the "Trust"), and on behalf of Michael and Melissa Parnell, who are individuals and trustees of the Trust (the "Trustees"). The foregoing Trust, Trustees and individuals are sometimes hereinafter referred to as the "Reporting Persons."

 ITEM 1(A).   NAME OF ISSUER:

              Oakley, Inc.

 ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              Oakley, Inc.
              One Icon
              Foothill Ranch, California 96210

 ITEM 2(A).   NAME OF PERSON FILING:

              Michael Parnell, as trustee and individual
              Melissa Parnell, as trustee and individual
              M. and M. Parnell Revocable Trust

 ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

              The address of principal business or office of each of the Reporting Persons is:

              Oakley, Inc.
              One Icon
              Foothill Ranch, California 96210

 ITEM 2(C).   CITIZENSHIP:

              Each of Michael and Melissa Parnell is a United States Citizen. The M. and M. Revocable Trust is organized under the laws of the state of California.

 ITEM 2(D).   TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $.01 per share.

 ITEM 2(E).   CUSIP NUMBER:

              CUSIP No: 673662 10 2

 ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

              Not Applicable

 ITEM 4.      OWNERSHIP.

 (a)          3,840,000 shares (the "Shares") are held by the M. and M.
              Parnell Revocable Trust; Michael Parnell and Melissa Parnell each serve as Trustee of the Trust and would become the beneficiaries of the Shares if the Trust were revoked. In addition, Michael Parnell has the right to exercise options to acquire 117,450 shares of Common Stock (the "Options") which Options are currently vested and thus beneficially owned by Michael Parnell.

 (b) Approximately 5.4% (approximately 5.6% after giving effect to Michael Parnell's vested stock options)

 (c) As Trustees of the Trust, Michael and Melissa Parnell share the power to vote or to direct the vote of the Shares, and share the power to dispose or to direct the disposition of the Shares. The Trust has the sole power to vote or to direct the vote of the Shares, and has sole power to dispose of or direct the disposition of the Shares. Michael Parnell has the sole voting and dispositive power to exercise the Options.

 ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not Applicable

 ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not Applicable

 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not Applicable

 ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Attached hereto as Exhibit 1 is a copy of a joint filing agreement among the persons filing this Amendment No. 2 pursuant to Rule 13d-1 (c) which includes the identity of each member of the group.

 ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

              Not Applicable

 ITEM 10.     CERTIFICATION.

              Not Applicable


                                SIGNATURE

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                              February 12, 1998
                              ___________________________
                              Date


                              /s/ Michael Parnell
                              ___________________________
                              Michael Parnell
                              (Individually and as Trustee)

                              /s/ Melissa Parnell
                              ____________________________
                              Melissa Parnell
                              (Individually and as Trustee)


                              M. & M. PARNELL REVOCABLE TRUST


                              By: /s/ Michael Parnell
                                  ___________________________
                                  Michael Parnell,
                                  Trustee


                                  /s/ Melissa Parnell
                                  __________________________
                                  Melissa Parnell,
                                  Trustee



                              EXHIBIT INDEX



    Exhibit
     Number                Title                      Page

        1        Joint Filing Agreement                12
                 among the Reporting Persons
                 pursuant to Rule 13d-
                 1(f)(1).